UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Simon Worldwide, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

828815100

(CUSIP Number)

2/27/06

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828815100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gotham Partners, L.P ID. 13-3700768

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 828815100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gotham Partners III, L.P ID. 13-4011515

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 828815100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gotham International Advisors, L.L.C. ID. 13-3981881

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer Simon Worldwide, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 101 Edgewater Dr., Wakefield, MA 01880

Item 2.
(a)

Name of Person Filing
Gotham Partners, L.P., a NY limited partnership (“Gotham”), with respect to shares of common stock directly owned by it; Gotham Partners III, L.P., a NY limited partnership (“Gotham III”), with respect to shares of common stock owned by it; and Gotham International Advisors, L.L.C., a Delaware limited liability company (“Gotham Advisors”), which serves as investment manager to Gotham Partners International, Ltd. (“Gotham International”), a company organized under the laws of the Cayman Islands, with respect to shares of common stock owned directly by Gotham International; the foregoing persons are sometimes referred to hereinafter as “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry as to the appropriate party.

(b)

Address of Principal Business Office or, if none, Residence
The address of the business office of Gotham, Gotham III and Gotham Advisors is 888 Seventh Avenue 29th fl., New York, NY 10019.  The address of the business office of Gotham International is c/o Goldman Sachs (Cayman) Trust, Ltd., Harbour Centre, 2d fl., PO Box 896, George Town, Grand Cayman, Cayman Islands BWI.

(c)

Citizenship
Gotham and Gotham III are limited partnerships organized under the laws of the State of New York.  Gotham Advisors is a limited liability company organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common
	(e)	CUSIP Number 828815100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Gotham: 0 Gotham III: 0 Gotham Advisors: 0
(b) Percent of class: Gotham: 0.0% Gotham III: 0.0% Gotham Advisors: 0.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Gotham: 0 Gotham III: 0 Gotham Advisors: 0
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of Gotham: 0 Gotham III: 0 Gotham Advisors: 0
(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2006
Date

GOTHAM PARTNERS, L.P.
By: Section H Partners, L.P.
By: Karenina Corp.
By: William A. Ackman, Pres.

/s/ William A. Ackman
Signature

GOTHAM PARTNERS III, L.P.
By: Section H Partners, L.P.
By: Karenina Corp.
By: William A. Ackman, Pres.

/s/ William A. Ackman
Signature

GOTHAM INTERNATIONAL ADVISORS, L.L.C.
By: William A. Ackman, Senior Managing Member

/s/ William A. Ackman
Signature